BRF S.A.
Publicly-Held Company
CNPJ No. 01.838.723/0001-27
NIRE 42.300.034.240

NOTICE TO THE MARKET

News published in the newspaper “Valor Econômico”

BRF S.A. (“Company”) (B3: BRFS3; NYSE: BRFS), hereby presents clarifications requested by Official Letter No. 193/2023/CVM/SEP/GEA-2 issued by the Brazilian Securities and Exchange Commission (“CVM”) dated June 30, 2023, referring to the news published in the newspaper “Valor Econômico”, on the same date, regarding the potential public offering for the distribution of shares issued by the Company, attached to this notice.

As disclosed by the Company in a material fact dated May 31, 2023, the Company received investment commitments from Saudi Agricultural and Livestock Investment Company and Marfrig Global Foods S.A. totaling up to R$4.5 billion, to be carried out within the scope of an eventual and future primary public offering of shares issued by the Company, to be registered at the CVM, pursuant to CVM Resolution No. 160, of July 13, 2022, under the automatic registration rite ("Offering"), subject to compliance with certain conditions.

Among the conditions for such investment commitments, as also disclosed in the material fact dated of May 31, 2023, prior to the launch of the Offering, the Company's shareholders must have approved the exclusion of article 41 of the Company's Bylaws, which provides the obligation to make a public offering for the acquisition of shares as a result of the acquisition of a significant stake in the Company's shares. The Company's Extraordinary General Meeting ("EGM") that will deliberate about this matter was regularly called on June 1, 2023 and is scheduled to take place on July 3, 2023.

Thus, the Company clarifies that, on this date, there is no precise and concrete information regarding the timeline of the Offering, since the implementation of the Offering is conditional on corporate approvals that are not yet obtained, including the approval of the matters to be deliberated by the Company's shareholders at the EGM, i.e. the increase of the authorized capital limit, with the consequent amendment of the caput of article 7 of the Company's Bylaws and the exclusion of article 41 of the Bylaws, and the approval of the launch of the Offering by the Company's Board of Directors. Furthermore, the actual launch of the Offering depends on market conditions, which are beyond the Company's control.

The Company hereby reinforces its commitment to broad transparency and informs that it will keep its shareholders and the market informed of any relevant updates regarding this matter.

São Paulo, July 3, 2023.

Fabio Luis Mendes Mariano
Chief Financial and Investor Relations Officer